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          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                 ____________________


                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934

                   (Amendment No. 3)



             Cooperative Bankshares, Inc.
             ----------------------------
                   (Name of Issuer)



        Common Stock, par value $1.00 per share
        ---------------------------------------
            (Title of Class of Securities)


                     216844 10 0
                     -----------
                    (CUSIP Number)



                Frederick Willetts, III
        Cooperative Bank for Savings, Inc., SSB
                   201 Market Street
                     P.O. Box 600
        Wilmington, North Carolina  28402-0600
                    (919) 343-0181
     ---------------------------------------------
     (Name, address and telephone number of person authorized to receive notices and communications)


                   December 29, 1999
             -----------------------------
             (Date of event which requires
               filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]



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CUSIP No. 216844 10 0                          Page 1 of 6 Pages

1.   Name of reporting person: Frederick Willetts, III
     SSN of reporting person:  ###-##-####


2.   Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [ X ]


3.   SEC use only:



4.   Sources of funds:  PF, OO

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e):  [   ]

6.   Citizenship or place of organization:  United States

Number of        7.    Sole Voting Power:  146,215
shares
beneficially     8.    Shared Voting Power:  86,137
owned by
each             9.    Sole Dispositive Power:  146,215
reporting
person with     10.    Shared Dispositive Power:  86,137

11.  Aggregate amount beneficially owned by each reporting
     person:   232,352


12.  Check box if the aggregate amount in Row 11 excludes
     certain shares:  [   ]

13.  Percent of class represented by amount in Row 11:  8.4%

14.  Type of reporting person:  IN


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CUSIP No. 216844 10 0                          Page 2 of 6 Pages

     The undersigned hereby amends the Schedule 13D filing made on September 19, 1994 (the "Schedule 13D"), as amended by amendment #1 on February 20, 1996 and by amendment #2 on September 15, 1998, pursuant to Rule 13d-2(a) under the
Securities Exchange Act of 1934, as amended, as set forth below.

Item 1.   Security and Issuer
------    -------------------

     The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Cooperative Bankshares, Inc. (the "Issuer"). The executive office of the Issuer is located at 201 Market Street, P.O. Box 600, Wilmington, North Carolina 28402-0600.

Item 2.   Identity and Background
------    -----------------------

     (a)  Name:  Frederick Willetts, III
     (b)  Address:  201 Market Street, P.O. Box 600, Wilmington,
          North Carolina 28402-0600
     (c) Present Principal Occupation: Director, President, and Chief Executive Officer of the Issuer
     (d)  Criminal Proceeding Convictions:  None
     (e)  Securities Law Proceedings:  None
     (f)  Citizenship:  United States

Item 3.   Source and Amount of Funds or Other Consideration
------    -------------------------------------------------

     All shares shown as to which the reporting person has
sole voting and dispositive power were purchased with the reporting person's personal funds except for 500 shares that he received as a gift and a total of 23,499 shares owned by trusts for which he serves as trustee. Beneficial ownership for the shares shown as to which the reporting person has shared voting and dispositive power was acquired without payment as follows: the reporting person became
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CUSIP No. 216844 10 0                          Page 3 of 6 Pages

beneficial owner of 70,310 shares when he became trustee of his father's trust; he is also beneficial owner of 1,404 shares owned by his spouse and 14,423 shares allocated to his account under the Issuer's 401(k)/Employee Stock Ownership Plan (the "KSOP").

Item 4.   Purpose of Transaction
------    ----------------------

     The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment, and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or dispose of shares of the Issuer's Common Stock. As President and Chief Executive Officer of the Issuer, Mr. Willetts regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. As a member of the board of directors of the Issuer, Mr. Willetts regularly reviews the Issuer's capital management strategies. On January 27, 2000, Mr. Willetts participated in a unanimous vote of the Issuer's board of directors in favor of commencing a quarterly cash dividend payment. Mr. Willetts, as trustee of his sister's trust, his father's trust and his childrens' trust, may dispose of shares in accordance with his role as trustee. Except as noted above with respect to Mr. Willetts' activities on behalf of the Issuer, Mr. Willetts has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as described above;

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CUSIP No. 216844 10 0                          Page 4 of 6 Pages

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer's business or corporate structure;
     (g) changes in the Issuer's Charter or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act; or
     (j)  any action similar to any of those enumerated above.

     The reporting person reserves the right to change his investment purpose with respect to any and all shares of the Common Stock beneficially owned and to take any and all lawful action with respect to such shares.


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CUSIP No. 216844 10 0                          Page 5 of 6 Pages

Item 5.   Interest in Securities of the Issuer
------    ------------------------------------

     (a) The aggregate number of shares beneficially owned by the reporting person is 232,352, constituting 8.4% of the outstanding shares of Common Stock. Included in this amount are 80,414 shares which the reporting person has the right to acquire under the stock option plan of the Issuer.
     (b) The reporting person has sole voting and dispositive power over the 42,302 shares he holds directly, the 80,414 shares underlying his stock options, the 1,914 shares held in his childrens' trust, over which he serves as trustee, and the 21,585 shares held in the Elizabeth Messick Willetts Medical trust, over which he serves as trustee. He shares voting and dispositive power over the 1,404 shares held by his spouse, the 14,423 shares allocated to his account under the KSOP(as to which voting and dispositive power is shared with the trustees of the KSOP) and the 70,310 shares held in his father's trust, over which he serves as joint trustee.
     (c) The reporting person became beneficial owner of 21,585 shares on December 29, 1999 when he became a trustee of the Elizabeth Messick Willetts Medical Trust.
     (d)  Not applicable.
     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understanding or
------    -----------------------------------------
          Relationships With Respect to Securities of the Issuer
          ------------------------------------------------------

          Not applicable.

Item 7.   Material to be Filed as Exhibits
------    --------------------------------

          None.
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CUSIP No. 216844 10 0                          Page 6 of 6 Pages

                       SIGNATURE
                       ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2000          /s/ Frederick Willetts, III
                                --------------------------------
                                Frederick Willetts, III